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                                July 15, 2022

       Boaz Shetzer
       Chief Executive Officer
       ParaZero Technologies Ltd.
       30 Dov Hoz
       Kiryat Ono, 5555626, Israel

                                                        Re: ParaZero
Technologies Ltd.
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed July 1, 2022
                                                            File No. 333-265178

       Dear Mr. Shetzer:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 9, 2022 letter.

       Form F-1/A filed July 1, 2022

       Our amended and restated articles of association to be effective upon the closing of this offering will provide..., page 35

   1. We note that your forum selection provision identifies the federal district courts of the
                                                        United States as the
exclusive forum for the resolution of any claims arising under the
                                                        Securities Act. Please
revise your prospectus to state that there is uncertainty as to whether a court would
enforce such provision. In that regard, we note that Section 22 of the Securities Act
creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any
duty or liability created by the Securities Act or the rules and regulations thereunder.
Please also revise your disclosures on page 101.
 Boaz Shetzer
ParaZero Technologies Ltd.
July 15, 2022
Page 2

       You may contact Mindy Hooker at (202) 551-3732 or Kevin Woody at (202) 551-3629 if
you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at (202) 551-8337 or Asia Timmons-Pierce at (202) 551-3754 with any other questions.



                                                         Sincerely,
FirstName LastNameBoaz Shetzer
                                                         Division of
Corporation Finance
Comapany NameParaZero Technologies Ltd.
                                                         Office of
Manufacturing
July 15, 2022 Page 2
cc:       David Huberman
FirstName LastName